Filed by Highlands Bankshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Company: Highlands Bankshares, Inc.
(Commission File No. 000-27622)

1-800-291-6465
info@hubank.com
November 18, 2019

Dear Shareholder:
We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders to be held on December 17, 2019. The purpose of this meeting is to approve the merger between First Community Bankshares, Inc. and Highlands Bankshares, Inc. and related matters. According to our records, we have not received your vote.
Your vote is very important, regardless of the number of shares you own.
Please take a moment to vote your shares by returning your voting form in the envelope provided. You can also vote by telephone or the internet by following the instructions in your proxy materials.
Please disregard this letter if you have already voted your shares.
Thank you for your cooperation and support.
Sincerely,

Bryan T. Booher
Interim President and Chief Executive Officer

340 W. Main Street hubank.com
Abingdon, VA. 24210